OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-50767

CUSIP NUMBER
22674T 10 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Critical Therapeutics, Inc.

Full Name of Registrant
Not applicable.

Former Name if Applicable

60 Westview Street

Address of Principal Executive Office (Street and Number)
Lexington, Massachusetts 02421

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Our management is unable to complete and finalize the financial information necessary to prepare and support the financial statements and other related disclosures required to be included in our Annual Report on Form 10-K for the year ended December 31, 2007 prior to March 17, 2008, which is the prescribed filing deadline for our Form 10-K. The delay in preparation of our financial statements and other related disclosures results principally from the significant demands on our management and employees’ time in recent months, primarily as a result of our ongoing review of a range of strategic alternatives designed to maximize the value of our commercial organization and product development programs. We announced this review process in November 2007 and have considered and explored a number of potential alternatives since that time. In addition, our focus on transitioning our management team following the resignation on March 2, 2008 of Frank E. Thomas as President and Chief Executive Officer, effective March 31, 2008, and the appointment of Trevor Phillips, Ph.D., our Chief Operating Officer and Senior Vice President of Operations, as President and Chief Executive Officer, effective April 1, 2008, has also impacted our ability to finalize the financial information necessary to prepare and support the financial statements and other related disclosures required to be included in our Form 10-K.
The reasons discussed above causing our inability to timely file our Annual Report on Form 10-K for the year ended December 31, 2007 cannot be eliminated without unreasonable effort or expense. Our Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.
This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements about our future expectations, plans and prospects, including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, and projected costs, prospects, plans and objectives of management, and all other statements that are not purely historical in nature, constitute forward-looking statements. Without limiting the foregoing, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements. In particular, any statements regarding our ongoing review of strategic alternatives are forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties relating to: our ability to successfully market and sell ZYFLO CR™ (zileuton) extended-release tablets, including the success of our co-promotion arrangement with Dey, L.P., or DEY; our ability to transition our management team effectively; our current review of our business strategy and future operations, and the implementation of changes in our strategy and future operations, if any, approved by our board of directors; our ability to develop and maintain the necessary sales, marketing, distribution and manufacturing capabilities to commercialize ZYFLO CR; patient, physician and third-party payor acceptance of ZYFLO CR as a safe and effective therapeutic product; adverse side effects experienced by patients taking ZYFLO CR or ZYFLO® (zileuton tablets), the immediate-release formulation of zileuton; our heavy dependence on the commercial success of ZYFLO CR; our ability to maintain regulatory approvals to market and sell ZYFLO CR; the success of our co-promotion arrangement with DEY for PERFOROMIST™ (formoterol fumarate) Inhalation Solution; our ability to successfully enter into additional strategic co-promotion, collaboration or licensing transactions on favorable terms, if at all; conducting clinical trials, including difficulties or delays in the completion of patient enrollment, data collection or data analysis; the results of preclinical studies and clinical trials with respect to our products under development and whether such results will be indicative of results obtained in later clinical trials; our ability to obtain the substantial additional funding required to conduct our development and commercialization activities; our dependence on our strategic collaboration with MedImmune, Inc.; and our ability to obtain, maintain and enforce patent and other intellectual property protection for ZYFLO CR, our discoveries and our drug candidates. These and other risks are described in greater detail in the “Risk Factors” section of our most recent Quarterly Report on Form 10-Q and other filings that we make with the Securities and Exchange Commission. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by our forward-looking statements.
In addition, the statements in this Form 12b-25 reflect our expectations and beliefs as of the date hereof. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, business development transactions, joint ventures or investments we may make. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Form 12b-25.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Scott B. Townsend, Esq.	(781)	402-5700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

Critical Therapeutics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 12, 2008	By	/s/ Thomas P. Kelly

Thomas P. Kelly
Chief Financial Officer and Senior Vice President of Finance and Corporate Development

4